

August 6, 2013

Via E-mail
Ms. Mercedes Johnson
Interim Chief Financial Officer
Intersil Corporation
1001 Murphy Ranch Road
Milpitas, California 95035

      Re: Intersil Corporation
               Form 10-K for the fiscal year ended December 28, 2012
               Filed February 22, 2013
               Form 8-K dated July 30, 2013
               Filed July 30, 2013
               File No. 000-29617

Dear Ms. Johnson:

      We have reviewed your filing and correspondence dated July 19, 2013 and have the following comments.

      Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 28, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Income Tax Expense (Benefit), page 23

Liquidity and Capital resources, page 26

1. We note your responses to our comments 2, 5, and 7 regarding the settlement agreement with the IRS related to transfer pricing adjustments and the transfer

pricing tax elections. Please revise future filings to include a complete and detailed discussion of the settlement in MD&A, including the elections made and the impact this had on your financial statements, similar to what was included in your responses. Please provide us a draft of your proposed future disclosure.

2. We note your response to prior comments 3 and 9 concerning the impact of the Malaysian tax holiday. Please tell us, and revise future filings, as applicable, to describe in greater detail the "certain conditions" that apply to your Malaysian tax holiday. To the extent those conditions impose any material risks to your operational flexibility, please include appropriate risk factor disclosure.

Item 8. Financial Statements

Note 10. Income Taxes, page 51

3. We note your response to comments 7 and 8. In future filings please expand the discussion of your uncertain tax benefits, or UTBs, to more specifically discuss the increases and decreases to the liability and to clarify how the settlement with the IRS resulted in the $57.6 reduction in UTB's. You should discuss your obligations under the agreement, including penalties, interest, additional taxes levied, repatriation of cash, tax asset utilization, etc. and clearly explain how you accounted for these obligations in your financial statements, similar to your response.

Form 8-K dated July 30, 2013

4. We see that you present non-GAAP financial information and the related reconciliation required by S-K Item 10(e) in the form of an income statement on pages 6 and 7 of the earnings release. Please tell us how your presentation considers the guidance set forth in Compliance and Disclosure Interpretation 102.10. Under the cited guidance, it is generally not appropriate to present a non-GAAP income statement for purposes of reconciling non-GAAP measures to the most directly comparable GAAP measures.

You may contact Praveen Kartholy at (202) 551-3778 or me at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph McCann at (202) 551-6262 or Tim Buchmiller at (202) 551- 3635 with any other questions regarding our comments. You may also contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any other questions.

Sincerely,

/s/ Brian Cascio

Brian Cascio
Accounting Branch Chief